WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2022

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WEALTH MANAGEMENT RESOURCES, INC.
FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

Table of Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51061

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/0122 _____ AND ENDING 12/31/22 _____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WEALTH MANAGEMENT RESOURCES INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

38 CEDAR SWAMP ROAD, SUITE ONE
                                                   (No. and Street)

SMITHFIELD	RI	02917
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANDLER AND COMPANY PC
                                    (Name – if individual, state last, first, and middle name)

144 GOULD STREET, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)
07/09/2009		3709	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ARTHUR EVERLY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WEALTH MANAGEMENT RESOURCES INC. _____, as of DECEMBER 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KEVIN R. WORTHLEY
Notary Public - State of Rhode Island
My Commission Expires
January 11, 2025

ID # 760228   2/27/2023

Notary Public

Signature

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2022, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on Wealth Management Resources, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealth Management Resources, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Massachusetts | Cayman Islands | New York

Supplemental Information

The supplemental information including Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplemental information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplemental information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Wealth Management Resources, Inc.'s auditor since 2015.

Needham, Massachusetts

February 27, 2023

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Current Assets:

Cash and cash equivalents	$	48,550
Prepaid expenses		3,300
Investment advisory fees receivable		457,165
Investment securities (cost basis $152,383)		152,946
Total Current Assets		661,961

Non-Current Assets:

Office furniture and equipment at cost less accumulated depreciation of $40,945		10,765

TOTAL ASSETS	$	672,726

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable and accrued expenses	$	9,736

Stockholders' Equity:

Common stock - $1 par value, authorized 8,000 shares, issued and outstanding 200 shares		200
Additional paid-in capital		5,000
Retained earnings		657,790
Total Stockholders' Equity		662,990

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	672,726

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022

REVENUES:

Investment advisory fees	$ 1,836,897
Commissions from the sale of mutual fund shares and insurance and annuity products	244,081
Dividend income	8,958
Realized loss on investment securities	(3,344)
Change in unrealized gains and losses on investment securities	(40,852)
TOTAL REVENUES	2,045,740

EXPENSES:

Compensation	
Salaries	1,625,982
Retirement Plan	105,000
Payroll taxes	89,099
Health Insurance	26,082
Total compensation	1,846,163
Office rent	45,600
Technology and communication	42,210
Professional fees	40,689
Advertising	23,206
Office	22,457
Insurance	20,897
Regulatory	15,216
Travel and entertainment	13,769
Depreciation	5,569
Continuing Education	4,458
Utilities	3,630
Taxes	2,031
Other expenses	16,058
TOTAL EXPENSES	2,101,953
NET LOSS	$ (56,213)

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at beginning of year	200	$ 200	$ 5,000	$ 714,003	$ 719,203
Net loss				(56,213)	(56,213)
Balance at end of year	200	$ 200	$ 5,000	$ 657,790	$ 662,990

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Cash Flows from Operating Activities

Net Loss	$	(56,213)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		5,569
Realized loss on investment securities		3,344
Change in unrealized gains and losses on investment securities		40,852
Dividends reinvested		(8,932)
Purchase of securities		(22,000)
Proceeds from liquidation of investments		20,319
Changes in assets and liabilities:		
Decrease in accounts receivable		43,795
Decrease in prepaid expenses		2,875
Decrease in accounts payable		(748)
Net Cash provided by Operating Activities		28,861
Net increase in cash and cash equivalents		28,861
Cash and cash equivalents, beginning of the year		19,689
Cash and cash equivalents, end of the year	$	48,550

Non-cash Investing Activity

During the year dividend income of $8,932 from the mutual fund investments was automatically reinvested to purchase mutual fund shares.

The accompanying notes are an integral part of the financial statements

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. ("the Company"), a Rhode Island Corporation, was formed in 1994. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority. The Company earns fees for investment advisory services, charged as a percentage of assets under management. The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Revenue Recognition - The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to or from the customer.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time payments are earned.

The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and recognized as revenue at that time as they relate specifically to the services provided in each quarter.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

Note 1:   **Summary of Significant Accounting Policies (Continued)**

Income Taxes (Continued)

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examination. Accordingly, the Company's financial statements do not reflect a liability for income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2019.

Investment Securities —Investment securities are carried at fair value. Gains or losses realized upon sale of the investments are included in net income, as are the changes in unrealized gains and losses during the reporting period.

Fair Value Measurements — Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. The Company is required to classify its fair value measurements based on a hierarchy of valuation inputs as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for securities in markets that are not active; quoted prices in active markets for securities which are not identical to those being valued; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Office Furniture and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, ranging from three to ten years as follows:

Assets	Life
Computer Equipment	3-5 Years
Furniture & Other Office Equipment	7-10 Years

Cash and Cash Equivalents – Cash and cash equivalents includes a checking account at a bank and a cash account at a broker.

Note 2: **Investment Advisory Fees Receivable**

Accounts receivable of $457,165 at December 31, 2022 represent amounts due for investment advisory fees from customers and are considered fully collectible. Fees are collected on a quarterly basis in arrears.

Note 3: **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $170,846, which was $165,846 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .057 to 1.

Note 4: **Leases**

The Company entered into a new lease effective January 1, 2022 that provides for a one-year term ending on December 31, 2022, and monthly rental of $3,800 ($45,600 per year). The new lease has a single option to renew for one year, at a rent to be determined prior to expiration of the initial lease term.

A security deposit of $3,300 was carried over from the previous lease to the new lease. The Company has accounted for the lease as an operating lease, with rent charged to expense as it is paid. Rent expense for 2022 was $45,600.

Note 5:   **Market and Credit Risk**

Market risk is the potential loss the Company may incur as a result of changes in the fair value of its investment securities. The value of marketable securities is subject to the risk of unfavorable movements in market prices.

The Company has investment advisory fees receivable due from SEI and Charles Schwab, the custodians of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI and Charles Schwab in the following month.

The Company's cash account at a bank is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash account at a broker is primarily held in a bank sweep account which is also covered by FDIC insurance. From time to time the Company may have cash balances which exceed the FDIC insured limit of $250,000 per account in each bank.

Note 6:   **Investment Securities**

The Company invests in securities for its own account. The securities are held for the Company by the brokerage firm Charles Schwab. Investment securities at December 31, 2022 consists of the following, at fair value:

Mutual funds - equities	$ 122,015
Marketable certificates of deposit at two banks	13,985
Exchange traded funds - equities	16,946
	$ 152,946

Shares in the mutual fund investments may be redeemed at any time. Their fair value is determined by the net asset value per share as of the last day of the year, which is the price at which the funds offer and redeem their shares. Fair value of exchange traded funds is determined by the market price at the end of the last day of the year. Fair value measurements at December 31, 2022 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment securities	$152,946	$ -	$ -	$ 152,946

Note 7: Retirement Plan

The Company has a defined contribution 401(k) retirement plan under which the Company funds a matching contribution not to exceed 4% of employee compensation. The Company may also make a discretionary profit sharing contribution. The Company's contributions to the plan in 2022 totaled $105,000.

Note 8:   Subsequent Events

Management has evaluated subsequent events through February 27, 2023, the date on which the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Net Capital

Total Stockholders' Equity	$	662,990
Deductions and/or charges Non-allowable assets:		
Office furniture and equipment, at cost-net of accumulated depreciation		(10,765)
Prepaid expenses		(3,300)
Accounts receivable		(457,165)
Net Capital, Before Haircuts on Securities Portion		191,760
Haircuts on securities:		
Marketable securities		(20,914)
Net Capital	**$**	**170,846**

Aggregate Indebtedness
Items included in statement of financial condition:

Accounts payable and accrued expenses	$	9,736
Total Aggregate Indebtedness	$	9,736

Computation of Basic Net Capital Requirements

Minimum net capital required	$	5,000
Net capital in excess of requirement	$	165,846
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum dollar net capital	$	164,846
Ratio of aggregate indebtedness to net capital		.057 to 1

There are no material differences between the computation of net capital above and the computation of net capital in the Company's corresponding unaudited X-17A-5 Part IIA filing.

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

We have reviewed management's statements included in the accompanying Exemption Report in which (*1*) Wealth Management Resources, Inc. identified the following provision of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and (*2*) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler Company, P.C.

Needham, Massachusetts
February 27, 2023

-17-

WEALTH MANAGEMENT RESOURCES, INC.
EXEMPTION REPORT PURSUANT to RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2022

Wealth Management Resources, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 : (k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3- 3(k)(1) for the most recent fiscal year without exception.

Wealth Management Resources Inc.

I, Arthur C. Everly swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By

Title: President